Exhibit 21.1
LIST OF SUBSIDIARIES

Entity Name	Jurisdiction of Organization	Ownership

Speedware Corporation	Canada	100% Company
Speedware Limited (Ltee)	Canada	100% Speedware Corporation
Prophet 21, Inc.	Delaware	100% Company
Prophet 21 New Jersey, Inc.	New Jersey	100% Prophet 21, Inc.
Speedware Holdings, Inc.	Delaware	100% Company
Enterprise Computer Systems, Inc.	South Carolina	100% Speedware Holdings, Inc.
Speedware USA, Inc.	New York	100% Company
Prelude Systems, Inc.	Texas	100% Speedware USA, Inc.